EXHIBIT 99.5

VOTING RESULTS REPORT [Amended]
Pursuant to Section 11.3 of National Instrument 51-102

OF

GREAT BASIN GOLD LTD.
(the "Company")

The Company reports that items 1 and 2 were voted upon and approved by the Shareholders of the Company at the annual and special general meeting of the Company held on June 23, 2008 and that item 3 was voted upon and approved by the Shareholders at the reconvened annual and special general meeting held on July 14, 2008.

1.	Directors - The following directors were elected:

Patrick R. Cooke
T. Barry Coughlan
Ferdinand Dippenaar
David M.S. Elliott
H. Wayne Kirk
Sipho A. Nkosi
Walter Segsworth
Ronald W. Thiessen

2.	Auditor - PricewaterhouseCoopers LLP, Chartered Accountants, was appointed as auditor of the Company.

3.	Share Option Plan -

(a)           All currently available and unallocated options issuable pursuant to the share option plan were approved and authorized for grant until July 14, 2011; and

(b)            the Company have the ability to continue granting options under the share option plan on a 12.5% of the issued shares on a rolling basis from July 14, 2008.

This Voting Results Report replaces the Voting Results Report originally filed on June 26, 2008.